UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

         Pursuant to Section 12(b) or (g) of the Securities and Exchange
                                   Act of 1934

                            INTERNATIONAL STAR, INC.
             (Exact name of registrant as specified in its charter)


Nevada                                                   86-0876846
(State of organization)                     (I.R.S. Employer Identification No.)

                      2808 CHILDRESS, Las Vegas, NV 89109
                    (Address of principal executive offices)

Registrant's telephone number, including area code (702) 869-8757

Registrant's Attorney: W. Michael Howery, Esq., 4505 S. Wasatch Blvd., Suite 215, Salt Lake City, Utah 84124, (801) 273-1958, Fax (801) 273-1955.

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value per share.

ITEM 1.  DESCRIPTION OF BUSINESS

                                   BACKGROUND

                                   The Company

         International STAR, Inc. (the "Company") was organized under the laws of the State of Nevada on October 28, 1993 as Mattress Showrooms, Inc. At organization, the Company issued 2,500 shares of common stock, no par value. After amending its Articles of Corporation, as of April 22, 1997, the Company has issued 27,480,000 Common Shares of $0.001 par value, as follows: 1) On April 22, 1997, the Company forward split the 6,000,000 then issued to shareholders to 30,000,000 shares; 2) on May 1, 1997, the Company canceled 17,400,000 shares to Company organizers and re-issued 300,000 shares to them; 3) on May 1, 1997, an additional 10,800,000 shares were issued pro-rata to existing shareholders for services; and 4) on May 8, 1997, the Company issued 4,500,000 shares to individuals providing services to the Company. The Company's principal office is located at 2808 Childress, Las Vegas, Nevada 89134.

         The Company changed its name to International STAR in 1997 and engaged in the business of construction, sale and operation of "state of the art" waste management systems, specializing in turnkey systems for management of hospital, industrial, petroleum, chemical and municipal solid waste collection systems. During the operational years 1997-August 1999, the Company's headquarters were located at 545 Shoop Avenue, Suite 331, Idaho Falls, ID and the Company was managed by Mr. Milo Larsen, President; Mr. Robert Gillins, Vice President of Projects; and Mr. David Dalton, Vice President of Engineering. The above three individuals resigned in August, 1999 due to lack of financing for the establishment of such systems, each of which would cost from $10 to $30 million. Mr. Kamal Alawas and Mr. Pat Westphal, Directors, have been managing the Company since that time and enhancing the nature of the Company's business.

         The Company's business, now, is bifurcated -- both in transportation and mining. The Company has obtained mining leases in Arizona and plans the exploitation of the leased properties in the year 2,000. In addition, the Company has executed agreements with ALVIS Information Systems, Ltd. to provide an AUTOMATIC VEHICLE LOCATION ability for trucking, towing operators, Leasing Companies, the Armed Forces, ambulance sources, police departments and local, state and federal agencies, and other companies in the United States and Canada. The Company has field tested the units, which work in conjunction with the GPS (Global Positioning Satellites.)

         The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation".

         The Company is filing this registration statement pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, to increase the Company's access to financial markets and in compliance with recent rules and regulations of the Securities and Exchange Commission.



                                  RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources to sustain operating expenses without corresponding revenues, at least until contracts are executed for use of its QUIKTRACK (R) positioning product or mining operations begin in earnest. There is no assurance that the Company will be successful in either of the two major thrusts of its operations.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the mining and global positioning aspects of its operations. In the event the Company begins operations or engages a joint venture partner, the success of the Company's operations may be dependent upon management of the venture partner firm together with numerous other factors beyond the Company's control.

IF ONE IS ENTERED INTO, NO STANDARDS FOR BUSINESS COMBINATION. There can be no assurance the Company will successfully conclude contracts to sell its products or be able, alone or with others, to successfully mine the properties for which it has leases. The Company hopes to identify and evaluate suitable business partners or conclude successful operations in either selling its proprietary global positioning product or undertaking the profitable mining of located ore bodies, but other then issuing shares to its original shareholders, the Company never commenced any operational activities. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require any additional target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company, in addition to its current operational plans, may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors may participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST".

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the operations contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. If there are either operations or transactions with other entities by the Company, there is no assurance the Company will successfully operate or complete such transactions.

LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will occur from its current management or may occur as the result in a business combination with only one entity. Consequently, the resulting activities could be limited to the entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry or two, thereby increasing the risks associated with the Company's operations.

REGULATION. The company will be subject to regulation under the Securities Exchange Act of 1934, as well as other industry regulations and environmental laws. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Because of these possibilities, the Company could be required to file and comply with numerous regulatory entities and/or would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. Should the Company's primary plan of operation include entering into a business combination with a private concern such combining could result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in the operations of the Company and any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT   OF  AUDITED   FINANCIAL   STATEMENTS   MAY   DISQUALIFY   BUSINESS
OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

LIMITED OPERATIONAL HISTORY. The Company has only a limited operating history in the precious mineral exploration and extraction business as well as the GPS Industry, two of the industries in which the Company intends to focus its future business efforts. Accordingly, the Company is subject to all risks inherent in a developing business enterprise. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business in general and those specific to the mineral exploration and extraction and GPS businesses and the competitive and regulatory environment in which the Company will operate.

LACK OF MINERAL EXTRACTION EXPERIENCE BY MANAGEMENT. The Company's management has not had direct experience in the management or operation of any business engaged in the mineral extraction or exploration industry, although members of management have prior experience in the natural resource industry. This lack of experience may make the Company more vulnerable than others to certain risks, and it may also cause the Company to be more vulnerable to business risks associated with errors in judgment that could have been prevented by more experienced management. Management's lack of previous experience in the mineral extraction or exploration industry could have a material adverse effect on the future operations and prospects of the Company.

INDUSTRY RISKS. Mineral exploration and extraction (particularly for gold) is highly speculative in nature, frequently is nonproductive, and involves many risks, including, without limitation, unforeseen geological formations, cave-ins, environmental concerns and personal injury. Such risks can be considerable and may add unexpected expenditures or delays to the Company's plans. Moreover, an extended period of time may be needed to develop the Company's mineral properties. Because the market prices of any minerals produced are subject to fluctuation, the economic feasibility of production may change during this period of time of development. Another factor is that the Company will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue extraction work. These estimates generally rely on scientific estimates and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a property before it can be determined whether or not the property contains economically recoverable mineralization. The Company is not able to determine at present whether or not, or the extent to which, such risks may adversely affect the Company's strategy and business plans. There can be no assurance that the Company's mineral extraction activities will be successful or profitable.

LACK OF PROVEN OR PROBABLE MINERAL RESERVES. The economic viability of a mineral property cannot be determined until extensive exploration and development have been conducted and a more comprehensive feasibility study performed. Although the Company has conducted sampling on its mineral properties indicating that precious minerals exist on these properties and the Company has confirmed the level of existing precious minerals as well as the recovery procedures necessary to successfully extract them, and had independent testing undertaken to confirm the results of the Company's internal sampling, there is no guarantee that further sampling and the implementation of mining procedures on the properties to be exploited by the Company will verify and continue to bear out the qualities of ores necessary to make mining in the area which the Company chooses, viable. Further, the Company needs to do more geological and mineral testing to more firmly establish proven or probable mineral reserves for mineral properties. Consequently, the Company has been unable to ascertain with certainty whether adequate minerals reserves sufficient for profitable operations exist.

The Company is currently undertaking on-going internal testing and is planning to obtain more independent third-party testing as soon as funds are available therefor. Notwithstanding the preceding, management believes that the company's surface sampling indicates the existence of sufficient mineralization to warrant continued development of the Company's mineral properties at present. However, there can be no assurance that proven or probable ore reserves will ultimately be established.

TECHNOLOGICAL RISK FACTOR. The ultimate realization of the Company's investment in its mineral properties depends upon the commercial feasibility of the technology that the Company intends to use in the company's mineral extraction process. While the technology is being used throughout the mineral industry, the technology must prove capable of producing precious minerals on a large scale and at cost levels that will enable production to occur profitably. There can be no assurance that the technology will prove capable of producing precious minerals at this scale and at these cost levels..

TITLE RISKS. Title to mining properties in the western United States involves certain inherent risks due to the impossibility of determining the validity of unpatented claims from real estate records, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company believes it conducted reasonable investigations (in accordance with standard mining industry practice) of the validity of ownership of and the ability of certain holders of certain mining claims to transfer to the Company certain rights and other interests therein, there can be no assurance that it holds good and marketable title to all of its U.S. properties. characteristic of many mining properties. The Company has, however, claims in good standing through August of 2,000. In
addition,   the   Company   has   conducted   reviews  of  title  and   obtained
representations regarding ownership from holders of mineral rights. The Company's practice will be, if possible, to obtain title insurance with respect to its major mineral properties when a decision is made to proceed with large scale mining. This insurance, however, may not be sufficient to cover loss of investment or of future profits.

LIMITED  DIVERSIFICATION.   The  Company  currently  has  rights,  and  for  the
foreseeable  future  will  have  rights,  in only a limited  number  of  mineral
properties,   although  the  Company  intends  to  acquire   additional  mineral
properties in the future. At the present, the success of this aspect of the Company's business depends entirely upon the Company's ability to extract minerals from its current properties on a profitable basis. This limited diversification may make the results of the Company's operations more volatile than they would be if the Company owned or controlled more mineral properties. In addition, the Company currently owns, and for the foreseeable future will own, an interest in only one gaming facility. Again, this limited diversification in the gaming industry may make the results of the Company's operations more volatile than they would be if the Company owned and operated more gaming facilities.

VOLATILE MARKET PRICES FOR GOLD. The price of gold will have a material effect on the Company's financial operations. Following deregulation, the market price for gold has been highly speculative and volatile. Since the end of 1987 the price of gold has declined from a high of approximately $500 per ounce to approximately $281 per ounce. Instability in the price of gold may affect the profitability of the Company's operations. No assurances can be given that the Company has or will discover gold mineralization will discover gold in commercial quantities or, if such mineralization in commercial quantities has been or is hereafter discovered, that gold could be produced at a profit given such market price fluctuations.

CHANGES TO MINING LAWS. Legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872, which could affect the Company's unpatented mining claims on federal lands. In the past, there has been proposed legislation that would impose a royalty on gold production. It cannot be predicted if these types of limiting proposals will become law, However, if a change in gross royalty occurs, it would affect the profitability of the Company's precious mineral extraction activities.

INSURANCE COVERAGE AND UNINSURED LOSSES. The Company will procured insurance covering personal injury, workers' compensation and damage to property and equipment. There can be no assurance that the Company will be successful in maintaining such insurance at rates acceptable to the Company or that such insurance will prove adequate. Moreover, in view of recent trends in damage awards in personal injury lawsuits, insurance apparently adequate at the time of its procurement may prove insufficient to satisfy large losses or judgments against that may subsequently be obtained against the Company. Furthermore, certain types of insurance coverage (generally against losses caused by natural disasters and Acts of God) are either unattainable or prohibitively expensive. Substantial damage awards against the Company or substantial damages not covered by insurance could affect the Company's ability to continue as a going concern and may force the Company to seek protection under the federal bankruptcy laws.

LIQUIDITY. The Company has had no constant and continual flow of revenues. During the past several years, the Company has been able to continue meeting cash requirements by renegotiating its existing debt obligations, issuing new debt, selling certain non-revenue producing assets, reducing overhead expenses, and issuing equity securities. While the Company's need for additional capital cannot now be precisely ascertained because of the indefiniteness of the ultimate size and scope of the Company's mineral extraction activity, management believes that the Company's future capital needs will exceed the Company's current financial position.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.


                           PLAN OF OPERATION - GENERAL

The Company's plan is to bring to operation its two primary industries, mining exploration and development as well as its ALVIS global positioning product which is currently being sought by numerous transportation companies, nationwide. The Company will also seek, investigate, and if such investigation warrants, acquire an interest in one of more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the company's virtually unlimited discretion to search for and enter into a business combination.

MINING DIVISION OPERATIONS

The mining division of International STAR, Inc (STAR) has obtained mining leases in Arizona near Hoover Dam. The claims consist of four sections of land with alluvial deposits making the ore recovery very inexpensive. Development of the leases has been progressing to obtain adequate data to justify the investment of the capital necessary and to support the decision to place the property into production. Soil analysis and fire assays have been performed on numerous samples with resulting levels of precious metal concentrations that warrant commercial processing.

Sources of Opportunities

         Based on the results of the soi1 analysis and fire assays AuRIC Metallurgical Laboratories was contracted to perform an independent sampling program, insure chain of custody and develop a "vat leaching" process to recover the metals. The Company has conducted two standard industry recovery tests on ore collected from the property. Such tests showed recoverable gold in the ore and the Company is pursuing the determination of profitability from the amounts found. The Company, should adequate amounts of gold be found in the ore, will pursue the development of the properties.

            2. CURRENT PLANS

            There are five activities planned to occur in the near future:

            1. The first activity involves entering into a joint venture with Northern Arizona Industrial Development Authority (NAIDA) of Mojave County Arizona. NAIDA will provide immediate funding to upgrade the TYRO mill site at Bullhead City, AZ. The mill, a vat leach operation, capable of processing 100 ton/day of our ore, can be operating two weeks after funding is in place. It is possible to enhance the Mill to produce 800 ton/day within 6 months.

            NAIDA has agreed to supervise all operations at the mill site. NAIDA will be paid 15% of the value of each dore bar produced for providing the funding and supervision of the operation. An agreement was signed with NAIDA on October 12, 1998.

            2. The second activity the Company will undertake will be to upgrade the mill's lab and retention ponds at the TYRO mill site.

            Currently the chemists at the TYRO facility are conducting 200 lb tests on the head ore. These tests are a precursor to larger production runs. The tests consist of chemical experimentation. grinding consistency, agitational retention time in solution, and metal recovery. These procedures will establish the correct protocol to substantiate earlier tests on a production scale of 100 tons, 200 tons, 500 tons and 1000 tons, optimizing the recovery rate.

            3. The third activity to be undertaken by the Company will be to block off a section of the claim (one square mile) into 100 equally sized subsections. A sample will be taken with an auger drill to a depth of 10 feet at the center of each sub. This upgrade will be included in the $600,000 investment from NADA, provided such an investment may be consummated. These samples will be analyzed to determine the level and possible homogeneity of the precious metals throughout this section of the claim. The results of these analyses will determine the best location to start future recovery and processing operations and will give data on the extent of the precious metals.

            4. The fourth activity undertaken by the Company in this area will be extensive testing to further enhance recovery values. This testing will focus on pretreatment prior to placing the ore in the vat leach agitation process.


            ALVIS (R) GLOBAL POSITIONING DIVISION

            Sources of Opportunities

            The Company has done testing of a proprietary licensed product designed to bring transportation into the 21st Century by providing equipped vehicles with instant global positioning capabilities. Named ALVIS (R) for AUTOMATIC VEHICLE LOCATION, the system uses global positioning satellites for determining asset location in real time. The Company currently plans to market this state-of-the-art product under any number of existing methods. The Company is currently testing which methods of market penetration work best for it. An agreement was executed on September 28, 1999, giving the Company national marketing rights on the units.

            Evaluation of Opportunities

            The Manufacturer has concluded field testing (Phase I) of the system in which the system was installed and tested on units owned and operated by a mid sized trucking company operating nationwide, in Canada and Mexico. The testing took place in the Los Angeles area and included 1) instant unit location several times per minute, and
            2) unit speed in real time several times per minute.

            Phase II of the testing shall begin shortly and will test a new and updated version of the system which is smaller in size and self contained for ease of installation and use. The new system will have the capability of switching from RF (radio frequency) to CDPD (cellular digital packet date) depending upon the strongest signal in the area.

            Acquisition of Opportunities

            The Company is currently in negotiation with STM International of Houston, Texas to sub-license the distribution of the units for and plans to market the units under the registered name QWIKTRACK (R). Marketing intends to focus on all areas including retail, wholesale, and internet.

            The Company is also currently negotiating with a National service company to install the deluxe units. The instant track unit can be installed by the consumer. Once a marketing network has been set up, the consumer can purchase the QUIKTRACK (R) units through several means, including from internet sites, distributors and a national corporate sales office.

COMBINATION WITH OTHER FIRM.

The Company may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options of similar benefits to key employees, providing liquidity (subject to restrictions of applicable states) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have it shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

            Sources of Opportunities

            The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

            Management may not be experienced in matters relating to any new business of the Company and will rely upon their own efforts, the efforts of the Company's shareholders and outside consultants or advisors. There have been no discussions, understandings, contract or agreements with any outside consultants other than those discussed above.

            As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

            The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any product which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

            Evaluation of Opportunities

            The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

            1. the available technical, financial and managerial resources
            2. working capital and other financial requirements
            3. history of operation, if any
            4. prospects for the future
            5. present and expected competition
            6. the quality and  experience of management  services  which may be available and the depth of that management
            7. the potential for further research, development or exploration
            8. specific risk factors not now  foreseeable  but which then may be anticipated to impact the proposed activities of the Company
            9. the potential for growth of expansion
            10. the potential for profit
            11. the  perceived  public  recognition  or  acceptance of products, services or trades
            12. name recognition

            Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

            Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation). Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

            The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

            There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

            Acquisition of Opportunities

            In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

            It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

            While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a) (1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

            As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

            The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

            With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

            Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.


                                   COMPETITION

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at significant competitive disadvantage vis-a-vis the Company's competitors.

                              YEAR 2000 COMPLIANCE

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.


                             REGULATION AND TAXATION

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company may obtain and hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company". The Company intends to structure any merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

                                   EMPLOYEES

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management").



ITEM 3.  DESCRIPTION OF PROPERTY

The Company neither owns nor leases any real property at this time. The Company rents 400 sq. ft. of office space at 2808 Childress, Las Vegas, NV. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses. This is a verbal agreement between Pat Westphal and the Board of Directors.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The Company, as of September 30, 1999 has no beneficial owners of five percent (5%) or more of the Company's common stock. The following chart indicates the stock held by the Company's directors individually.


Title of Class             Name/Address of Owner          Shares Beneficially Owned       Percentage Ownership
--------------             ---------------------          -------------------------       --------------------

Common                     Kamal Alawas
                           3008 95th Drive SE                             2,000,000                4%
                           Everett, WA 98205


Common                     Pat Westphal
                           2808 Childress                                   900,000               1.80%
                           Las Vegas, NV 89134



ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 30-40 hours per week.

Information as to the directors and executive officers of the Company is as follows:


Name/Address                        Age              Position
-------------------             ----------         ------------

Kamal Alawas
3008 95th Drive SE                  47             CEO/Director
Everett, WA 98205


Pat Westphal
2808 Childress                      56               Director
Las Vegas, NV 89134



            Kamal Alawas- Mr. Alawas was born January 17, 1952 in Lebanon. He currently resides in the State of Washington. His schooling includes university study both in Europe and in the United States. He has been active in business in the Northwest for eight years and has owned his own restaurant for 5 years.

            Since 1983 he has been President of Alawas Investments Corp. which is an international investment company. He has served on the Board of Sidon International, a public company, as secretary and director of Cal Tech Ltd, and as C.F.O. of Rainbow Petroleum.

            Pat Westphal-Mr. Westphal resides at 2808 Childress, Las Vegas, NV 89134 and was born March 15, 1943. He serves as a Director of the Corporation. He is a Canadian citizen. He graduated from high school in Kitchener, Ontario, Canada. He is a retired Sgt. of the Royal Canadian Mounted Police, having served for 20 years. His specialty therein was white collar crime and intelligence.

            He is the past president of two Vancouver, B.C. mining companies, Adams Siller and C.T. Exploranda from 1984 to 1986. He is the past president of Protect American Security, a company specializing in physical security and security systems marketing in the Vancouver area. He has served as Investor Relation Coordinator for several mining companies listed on the Canadian Stock Exchange.

                              CONFLICTS OF INTEREST

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

                         INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1934 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the ;business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.


ITEM 6. EXECUTIVE COMPENSATION

None of the Company's Officers and/or Directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They both have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be rendered by the acquisition or merger candidates, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest.
Management is not aware of any circumstances under which this policy may be changed through their own initiative.


ITEM 8. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the over-the-counter market in the United States under the symbol ISRI. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities.

As the Company successfully completes contracts with its GPS system or with its mineral exploration division, or after a merger or acquisition has been completed, one or both of the Company's officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by the Company will contact prospective market makers. The Company does not intend to use consultants to contact market makers.

                                  MARKET PRICE

As of December 1, 1999 the Registrant's Common Stock was quoted on the Over-the-Counter Market under the symbol ISRI. The average 15 day bid and ask for the stock is $ .62 ask and $ .56 bid with and average of 280, 285 shares being traded.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock", for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, company must maintain $1,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management believes it will, in the near future, realize a stock price from operations or intends to strongly consider undertaking a transaction with any merger or acquisition candidate, which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that such operations will be successful or, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                                     HOLDERS

As of March 23, 1998, there were 78 shareholders of record of the Company's Common Stock, 20,008,550 free trading shares and 7,471,450 restricted shares issued and outstanding. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

                                    DIVIDENDS

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted. A total of 7,471,450 of the outstanding shares are deemed restricted. The Company has offered shares to the public under an isolated transaction exemption to the Securities and Exchange Act.

In general under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent (1%) of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.


ITEM 11. DESCRIPTION OF SECURITIES


                                  COMMON STOCK

The Company's Articles of Incorporation, as amended, authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 27,480,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled stockholders. The shares are fully paid, non-assessable, without pre-emptive rights and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.


ITEM 13. FINANCIAL STATEMENTS

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Registrant has changed accountants once since its formation due to change of location and management of the Company. Management has had no disagreements with the findings of its accountants.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

ITEM 16. ARTICLES OF INCORPORATION

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    /s/     Kamal Alawas
                                            CEO, Director

                            International Star, Inc.

                              FINANCIAL STATEMENTS

                              Balance Sheet as of:
                              December 31, 1998 and
                                December 31, 1997

                   Statements of Operations and Cash Flows and
                   Stockholders' Equity for the periods ending

                          Year ended December 31, 1998
                          Year ended December 31, 1997

                        Footnotes to financial statements

                             Randy Simpson CPA P.C.
                            11775 South Nicklaus Road
                                Sandy, Utah 84092
                           Fax & Phone (801) 572-3009




Independent Auditors' Report

The Board of Directors and Stockholders of International Star, Inc.

We have audited the accompanying balance sheets of International Star Inc. (the Company) as of December 31, 1998 and December 31, 1997 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements fairly present, in all material respects, the financial position of International Star Inc. as of December 31, 1998 and December 31,1997 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



                                                      /s/ Randy Simpson, CPA PC
                                                      RANDY SIMPSON, CPA
                                                      A Professional Corporation

January 10, 2000
Salt Lake City, Utah

                            International Star, Inc.
                                 Balance Sheets
                     December 31, 1998 and December 31, 1997



                                         December 31,    December 31,
                                            1998            1997
                                          ---------       ---------
Assets
             Current assets
                                   Cash   $    --         $  17,412

                                          ---------       ---------
                   Total Current Assets        --              --
             Fixed Assets

                  Equipment & fixtures         --             6,981
         Less accumulated depreciation                         (698)
                                          ---------       ---------
                         Net equipment                        6,283

                                          ---------       ---------
                           Total Assets   $    --         $  23,695
                                          =========       =========

Liabilities & Stockholders' Deficit

                    Current liabilities
          Payables and accrued interest   $  13,564       $  18,503
 Advance from affiliates / stockholders      69,208
      Loan from affiliate / stockholder      50,000          50,000
                                          ---------       ---------
              Total Current Liabilities     132,772          68,503
  Stockholders' deficit
         Common Stock, $.001 par value;
          authorized 100,000,000 shares,
                 issued and outstanding
                   27,480,000 shares on
             December 31, 1998 and 1997      27,480          27,480

Excess of par value over paid in capital    (12,480)        (12,480)
                    Accumulated Deficit    (147,772)        (59,808)
                                          ---------       ---------
            Total Stockholders' Deficit    (132,772)        (44,808)
                                          ---------       ---------
    Total Liabilities and Stockholders'
                               Deficit    $    --         $  23,695
                                          =========       =========


               See Accompanying Notes to the Financial Statements.

                                           International Star, Inc.
                                           Statements of Operations


                                                                                  Year            Year
                                                                                 Ending          Ending
                                                                               December 31,    December 31,
                                                                                   1998            1997
                                                                               ------------    ------------
Revenues                                                                       $       --      $     17,444


 Expenses:
Operating expenses                                                                      450          33,246
Interest expense                                                                      1,500             875
Depreciation Expense / equipment abandonment                                          6,283             698
General and Administrative                                                           79,731          37,433
                                                                               ------------    ------------
                                                              Total Expenses         87,964          72,252

                                                                               ------------    ------------
                                                                    Net Loss   $    (87,964)   $    (54,808)
                                                                               ============    ============

Weighted Average Shares Common Stock Outstanding                                 27,480,000      27,480,000

                                                  Net Loss Per Common Share   $      (0.00)   $      (0.00)
                                                                              ============    ============



                              See Accompanying Notes to the Financial Statements


                                 International Star, Inc.
                                 Statement of Cash Flows
                         Years Ending December 31, 1998, and 1997

                                                              December 31,   December 31,
                                                                 1998           1997
                                                               --------       --------
Cash flows used in operating activities:
                                           Net Loss            $(87,964)      $(54,808)
       Depreciation Expense / Equipment abandonment               6,283            698
               Common stock issued for compensation                --           10,000
                                                               --------       --------
Changes to operating assets and liabilities:                       --             --
                                                               --------       --------
Increase (decrease) in accounts payable and accrued interest     (4,939)        18,503
                                                               --------       --------
           Cash flows used in operating acitivities             (86,620)       (25,607)

Cash flows used in investing activities:                           --             --
Fixed asset capital expeditures                                    --            6,981
                                                               --------       --------
           Cash flows used in investing acitivities                --           (6,981)

Cash flows from financing activities:
            Advances from stockholders / affiliates              69,208           --
               Loans from stockholders / affiliates                --           50,000
                                                               --------       --------
           Cash flows used in investing acitivities              69,208         50,000
                                                               --------       --------
                             Net increase (decrease) in cash    (17,412)        17,412
                                                               --------       --------
                        Cash at beginning of period              17,412           --

                                                               --------       --------
                              Cash at end of period            $   --         $ 17,412
                                                               ========       ========


                    See Accompanying Notes to the Financial Statements



                                                    International Star, Inc.
                                                Statement of Stockholders' Equity
                                              January 1, 1997 to December 31, 1998

                                                                                    (par value in
                                                                                    excess of paid
                                                           Common        Common       in capital)
                                                           Stock         Stock          Paid-In        Accumulated    Total
                                                           Shares        Amount         Capital        Deficit        Equity
                                                         ----------    -----------    -----------    -----------    -----------

Balances at January 1, 1997                                   2,500    $         0    $     5,000    $    (5,000)   $      --

Forward split of stock from 2,500 shares to 6,000,000
shares (2,400 to 1) change from no par value to
 .001 par value                                            5,997,500          6,000         (6,000)          --             --

Forward split of stock from  6,000,000 to 30,000,000
shares (5 to 1)                                          24,000,000         24,000        (24,000)          --             --

Cancellation of 17,100,000 shares and issuance
of a .8 to 1 forward split , net outstanding
of 22,980,000                                            (7,020,000)        (7,020)         7,020           --             --

Common stock issued for services to officers and
certain shareholders                                      4,500,000          4,500          5,500           --           10,000

Net loss year ending December 31, 1997                         --             --             --          (54,808)       (54,808)

Balances  December 31, 1997                              27,480,000         27,480        (12,480)       (59,808)       (44,808)

Net loss for year ending December 31, 1998                     --             --          (87,964)       (87,964)

                                                         ----------    -----------    -----------    -----------    -----------
Balances  December 31, 1998                              27,480,000    $    27,480    $   (12,480)   $  (147,772)   $  (132,772)
                                                         ==========    ===========    ===========    ===========    ===========



                                       See Accompanying Notes to the Financial Statements

                            International Star, Inc.
                         Notes to Financial Statements

A.       Origination and History
----------------------

         International Star, Iinc. ("the Company") was incorporated October 28, 1993 as a Nevada corporation. On November 5, 1993, the Company issued 2,500 shares, no par value, for cash consideration of $5,000 in a 504 intrastate offering. The Company amended its Articles of Incorporation on January 22, 1997 increasing authorized common stock from 2,500 shares to 100,000,000 shares and modified its par value to $0.001 per share.

         In January, 1997 the Company forward split its common stock to 6,000,000 shares in a 2400:1 exchange. In April, 1997 the Company again forward split its stock 5:1 increasing the total outstanding shares to 30,000,000 and in a reorganization of outstanding shares cancelled 17,400,000 shares, forward split the balance of the shares .8:1 for an additional issuance of 10,080,000 shares to the 12,600,000 shares outstanding then and issued 300,000 shares to the shareholders' who cancelled the 17,400,000 shares, resulting in 22,980,000 shares outstanding. Also, in April, 1997, the Company issued 4,500,000 shares in consideration of services performed by various individuals and corporations, which services were valued at $10,000. The 4,500,000 share transaction, which predates the 5:1 and .8:1 transactions was apparently not impacted by either of the two aforementioned forward splits, resulting in 27,480,000 shares outstanding.

         In April, 1997 the Company entered the waste management business. A loan of $50,000 was obtained from an affiliated entity, American Holding Group at 3%, (no formal loan documents have been drafted) and the Company opened an office in Idaho Falls, Idaho. Due to a lack of capital, the Company was only able to obtain a small instrumentation sale for $17,444 to Asia Kingtec Co. LTD., in Taiwain, in December, 1997. The Company closed its office in January, 1998 and abandoned the computers and office equipment purchased at $6,981 to the three individuals who lead the Company into the waste management business.

         The three individuals who were officers and directors in the waste management operations resigned in August, 1999 The Company accepted the resignations on September 8, 1999.

         The Company then refocused its efforts into mining in 1998.On March 3, 1998, the Company entered into a mineral lease with James R. Ardoin. The lease does not require any minimum royalty payments, and charges a royalty payment of 2% of net smelter returns. The term of the lease is for 20 years. The Company has not commenced commercial operations on the lease.

         On July 17, 1998, the Company entered into an extraction agreement with AuRic Mettallurgical Laboratories, Inc., a Utah limited liability corporation, with the requirement that the Company pay a 1% Net Smelter Return to AuRic for utilization of its technology.

                            International Star, Inc.
                         Notes to Financial Statements


         On October 12, 1998, the Company entered into a letter of intent with North American Industrial Development Authority, Inc. (NAIDA) of Kingman, Arizona that indicates that it desires to construct and investment in a mineral processing plant to process ores from the Company's mineral property. NAIDA will receive 15% of the total ore produced.

         The Company has not maintained a corporate bank account since the termination of its Idaho operations. The Company's operations are conducted by the Company's officers and directors through their own accounts. The Company's offices, general and administrative expenses have all been advanced by these individuals and corporations and accounted for as advances from affiliates/shareholders. The Company has no ability to repay its accounts payable, loans and advances from affiliates as the Company has no assets.

                            International Star, Inc.
                                  Balance Sheet
                                 August 31, 1999
                                  ( Unaudited )

                                                                   (Unaudited)
                                                                    August 31,
                                                                       1999
                                                                    ----------
Assets
           Current assets
                                                 Cash               $     --


                                 Total Current Assets                     --
           Fixed Assets
                                 Equipment & fixtures                     --
                        Less accumulated depreciation
                                                                    ----------
                                        Net equipment

                                                                    ----------
                                         Total Assets               $     --
                                                                    ==========

Liabilities & Stockholders' Deficit                                       --

           Current liabilities
                        Payables and accrued interest               $   14,780
             Advances  from affiliates / stockholders                  162,035
                    Loan from affiliate / stockholder                   50,000
                                                                    ----------
                            Total Current Liabilities                  226,815
           Stockholders' deficit
                       Common Stock, $.001 par value;
                       authorized 100,000,000 shares,
          issued and outstanding 27,480,000 shares on
                          December 31, 1998 and  1997                   27,480

             Excess of par value over paid in capital                  (12,480)
                                  Accumulated Deficit                 (241,815)
                                                                    ----------
                          Total Stockholders' Deficit                 (226,815)
                                                                    ----------
          Total Liabilities and Stockholders' Deficit               $     --
                                                                    ==========


                              See Interim Footnote.

                            International Star, Inc.
                            Statements of Operations
                                   (Unaudited)
                                                                   (Unaudited)
                                                                   Eight Months
                                                                     Ending
                                                                    August 31,
                                                                       1999
                                                                    ----------

Revenues                                                            $     --


 Expenses:
Operating expenses                                                        --
Interest expense                                                         1,000
General and Administrative                                              93,043
                                                                    ----------
                                       Total Expenses                   94,043

                                                                    ----------
                                             Net Loss               $  (94,043)
                                                                    ==========

Weighted Average Shares Common Stock Outstanding                    27,480,000

                       Net Loss Per Common Share                    $    (0.00)
                                                                    ==========



                              See Interim Footnote.

                            International Star, Inc.
                             Statement of Cash Flows
                       Eight Months Ended August 31, 1999
                                  ( Unaudited)
                                                                   December 31,
                                                                       1998
                                                                    ----------
Cash flows used in operating activities:
                                             Net Loss               $  (94,043)
                                                                    ----------
Changes to operating assets and liabilities:                              --
                                                                    ----------
 Increase (decrease) in accounts payable and accrued
                                            interest                     1,216
                                                                    ----------
            Cash flows used in operating acitivities                   (92,827)

Cash flows from financing activities:
             Advances from stockholders / affiliates                    92,827
                Loans from stockholders / affiliates                      --
                                                                    ----------
            Cash flows used in investing acitivities                    92,827

                                                                    ----------
                     Net increase (decrease) in cash                      --
                                                                    ----------
                         Cash at beginning of period                      --

                                                                    ----------
                               Cash at end of period                $     --
                                                                    ==========


                              See interim footnote.

                            International Star, Inc.
                          Notes to interim financials






1.       Interim Financial Statements:

         The unaudited interim financial statement has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to these rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments necessary for a fair presentation of results of operations have been made to the interim financial statements. Results of operations for the eight months period ended September 30, 1999 are not necessarily indicative of results of operations for the respective full years.

         A summary of the Company's significant accounting policies and other information necessary to understand these consolidated interim financial statements is presented to the Company's audited financial statements for the years ended December 31, 1998 and 1997. Accordingly, the Company's audited financial statements should be read in connection with these financial statements.